SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
       1934

For the fiscal year ended December 31, 2007

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PS BUSINESS PARKS, INC.
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE



                                TABLE OF CONTENTS

                                                                         Page



Report of Independent Registered Public Accounting Firm                     1


Financial Statements:

  Statements of Net Assets Available
    for Benefits at December 31, 2007 and 2006                              2

  Statement of Changes in Net Assets
    Available for Benefits for the year ended December 31, 2007             3

  Notes to Financial Statements                                        4 - 10


Supplemental Schedule:

  Schedule I - Schedule of Assets (Held at End of Year)                    11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PS 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Los Angeles, California
June 25, 2008

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                             At December 31,
                                                                  ----------------------------------
                                                                        2007                2006
                                                                  ----------------    --------------

  Assets
  Investments at fair value.....................................    $86,520,986         $75,944,310

  Receivables:
     Participant contributions..................................        128,082             110,246
     Employer contributions.....................................        212,573             279,481
     Dividends receivable.......................................        216,994                   -
     Due from broker............................................        164,333                   -
                                                                  ----------------    --------------
  Total receivables.............................................        721,982             389,727
                                                                  ----------------    --------------
  Total assets..................................................     87,242,968          76,334,037

  Liabilities
  Due to broker.................................................         86,828                   -
                                                                  ----------------    --------------
  Total liabilities.............................................         86,828                   -
                                                                  ----------------    --------------
  Net assets available for benefits at fair value...............     87,156,140          76,334,037

  Adjustment from fair value to contract value for fully
     benefit- responsive investment contracts...................         27,544             142,222
                                                                  ----------------    --------------
  Net assets available for benefits.............................    $87,183,684         $76,476,259
                                                                  ================    ==============


                            See accompanying notes.
                                       2

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2007

     ADDITIONS TO NET ASSETS ATTRIBUTED TO:


           Investment income (loss):
             Net depreciation in fair value of investments....................  $   (4,518,477)
             Interest income..................................................         727,841
             Dividend income..................................................       1,748,153
                                                                                -----------------
                                                                                    (2,042,483)
                                                                                -----------------
           Contributions:
             Participant......................................................       4,703,160
             Participant rollovers............................................         923,226
             Employer.........................................................       2,433,843
                                                                                -----------------
                                                                                     8,060,229
                                                                                -----------------

           Other..............................................................          13,770
           Net transfers......................................................      26,319,279
                                                                                -----------------
           Total additions....................................................      32,350,795

     DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

           Benefits paid to participants......................................      21,602,782
           Administrative expenses............................................          40,588
                                                                                -----------------
           Total deductions...................................................      21,643,370
                                                                                -----------------

       Increase in net assets available for benefits..........................      10,707,425
       Net assets available for benefits - beginning of year..................      76,476,259
                                                                                -----------------
       Net assets available for benefits - end of year........................  $   87,183,684
                                                                                =================


                             See accompanying notes.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

1.       Description of the Plan
         -----------------------

         General
         -------

         The PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries, collectively, (the "Company"). The following description of the Plan provides only general information. Participants should refer to the Plan documentation for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

         The Company appoints a committee to administer the Plan. At December 31, 2007, the Plan Administrative Committee is comprised of seven officers of the Company with Wells Fargo Bank acting as Trustee (the "Trustee").

         Prior to January 1, 2007, Union Bank of California served as Plan trustee.

         On August 22, 2006, Public Storage merged with Shurgard Storage Centers, Inc. ("Shurgard"). Shurgard was the plan sponsor and administrator of the Shurgard Employee Retirement Savings Plan (the "Shurgard Plan"). Effective January 1, 2007, pursuant to an amendment of the Plan, the Shurgard Plan was merged into the Plan and all participants active in the Shurgard Plan as of that date became eligible employees of the Plan on that date. Through December 31, 2006, Fidelity Management Trust Company served as trustee of the Shurgard Plan. On January 1, 2007, net assets of the Shurgard Plan of $26,319,279 were merged into the Plan.

         The Shurgard Plan allowed that loans may be granted to active participants of the Shurgard Plan for any reason and are limited to 50% of their vested account balance, not to exceed $50,000. The interest rate charged on the loans is prime plus 1%. Such loans must be repaid over a period of five years; however, loans for the purchase of a primary residence can be repaid over a period not longer than 30 years. The entire loan balance must be repaid within 60 days of termination of the participant's employment. Effective January 1, 2007, no new loans were permitted. At December 31, 2007, the loans outstanding earn interest at fixed rates ranging from 5.0% to 8.75%. Payments on loans outstanding are due through October 2015. Principal and interest are received through payroll deductions.

         Other significant provisions of the Plan are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. During 2007, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

         The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document. The Company also contributes an additional fifty cents ($.50) for each

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

         dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation. The Company's aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document. Additional amounts may be contributed at the discretion of the Company. No such additional contributions were made in 2007.

         Vesting
         -------

         Since January 1, 2005, employee deferrals and the Company's matching contribution are 100% vested and non-forfeitable. With respect to Company contributions before January 1, 2005, each participant's account became 10 percent vested (non-forfeitable) after two years of service (as defined), 20 percent after three years of service and an additional 20 percent for each additional year of service thereafter.

         Participants in the Shurgard Plan were always 100% vested in both their contributions and Shurgard's and the Company's matching contributions.

         Participants in the Shurgard Plan vest in the Shurgard profit sharing contributions in accordance with the following schedule:

                                                            Vesting
                           Years of Service                Percentage
                  ------------------------------------     ----------
                  Less than 1 year....................        -%
                  1 year, but less than 2.............      33-1/3
                  2 year, but less than 3.............      66-2/3
                  3 or more years.....................        100

         Shurgard employees terminated as a result of the merger between Shurgard and Public Storage had their vesting in the Shurgard profit sharing contributions accelerated to 100%.

         Effective January 1, 2007, pursuant to an amendment of the Plan, future non-elective employer contributions will become 20 percent vested (non-forfeitable) after two years of service (as defined), 40 percent after three years of service and an additional 20 percent for each additional year of service thereafter. No such contributions were made in 2007.

         Upon death, severance by reason of disability, or the attainment of the participant's sixty-fifth birthday, a participant automatically becomes fully vested to the extent of the balance in their account. In the event the Plan is terminated or contributions are completely discontinued, each participant becomes fully vested.

         Investment Options
         ------------------

         Since December 19, 2005, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

          1.   Dodge & Cox International Stock Fund
          2.   American Funds EuroPacific Growth Fund/R5
          3.   American Funds Growth Fund of America/R5
          4.   Oakmark Equity & Income I Fund
          5.   PIMCO Total Return Institutional Fund
          6.   Selected American Shares D
          7.   T. Rowe Price Equity Income Fund
          8.   T. Rowe Price Real Estate Fund (since October 31, 2006)
          9.   Vanguard Explorer Admiral Fund
         10.   Vanguard Extended Market Index Admiral Fund
         11.   Vanguard Short Term Federal Admiral Fund
         12.   Vanguard Windsor II Admiral Fund
         13.   Vanguard 500 Index Admiral Fund (until January 1, 2007)
         14.   Fidelity Contrafund (since January 1, 2007)
         15.   Fidelity Diversified International Fund (since January 1, 2007)
         16.   Fidelity Low Priced Stock Fund (since January 1, 2007)
         17.   Fidelity Mid-Cap Stock Fund (since January 1, 2007)
         18. Fidelity Managed Income Portfolio Fund (from January 1, 2007 through December 4, 2007)
         19.   Wells Fargo Stable Return Fund S (since January 1, 2007)
         20.   Wells Fargo S&P 500 Index Fund HBP (since January 1, 2007)
         21.   UBOC Stable Value B Fund (until December 4, 2007)
         22.   Individually Directed Account

         Prior to December 19, 2005, participants had the option to direct contributions to the Company's securities. Effective December 19, 2005, participants no longer have that option. Existing holdings of the Company's securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 5).

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant's vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants enrolled in the Plan prior to and including December 31, 1983 may elect alternative distribution methods.

         Forfeited Accounts
         ------------------

         Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company's safe harbor matching contribution or (iii) reduce Plan expenses. During 2007, a total of $168,000 in non-vested amounts was forfeited, of which $26,000 was used to restore amounts previously forfeited by former Shurgard employees. The remaining $142,000 in non-vested forfeiture amounts from 2007 is expected to be used to reduce to Plan administrative fees for eligible Plan participants during 2008 and 2009.

         During 2007, forfeitures of profit sharing contributions totaling $106,000 were allocated to eligible Plan participants based upon the

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

         extent an individual participant's compensation bears to the total eligible compensation of all such eligible participants in the Plan year the amounts were forfeited. These amounts represent forfeitures during 2006.

2.       Summary of Significant Accounting Principles
         --------------------------------------------

         Basis of Accounting
         -------------------

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

         Estimates
         ---------

         The  preparation  of  financial  statements  in  conformity  with  U.S.
         generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Income Tax Status
         -----------------

         The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under
         Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt. The Company has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

         Recently Issued Accounting Standards
         ------------------------------------

         In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP were effective for financial statements issued for annual periods ending after December 15, 2006. The Plan adopted the provisions of the FSP at December 31, 2006.

         As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. SOP 94-4- 1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

         In 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which the Plan measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 will be effective for the Plan's financial statements for the year ending December 31, 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Plan's financial statements.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

         Investment Valuation and Income Recognition
         -------------------------------------------

         The Plan's investments in Company common stock and mutual funds are recorded at fair value as determined by the quoted market price on the last business day of the plan year. Common collective trusts are recorded at fair value based on the fair values of the underlying investments. The fair value of fully benefit-responsive investment contracts included in common collective trust funds is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are recorded at their outstanding balance which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date.

3.       Investments
         -----------

         Effective January 1, 2007, Wells Fargo Bank has custody of the investments under a non-discretionary trust agreement with the Plan.

         The following presents the fair value of investments at December 31, 2007 and 2006 that represent five percent (5%) or more of the Plan's net assets available for benefits:

                                                        2007             2006
                                                   -------------    ------------

         UBOC Stable Value B Fund                  $          -     $  8,365,985
         Wells Fargo Stable Return Fund               9,153,640                -
         Mutual Funds:
              Oakmark Equity & Income I              12,952,359        8,889,270
              Vanguard Index 500                          -            8,909,086
              Wells Fargo S&P 500                     9,116,758                -
              The Growth Fund of America              7,955,821        6,439,719
         Public Storage Common Shares                19,491,603       24,675,221
         Public Storage Equity Shares, Series A           *            3,867,503

         * Investment was less than 5% of the Plan's net assets available for benefits.

         During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                          2007
                                                    ---------------
            Mutual funds........................    $    3,288,638
            Common and equity stock.............        (7,807,115)
                                                    ---------------
                Total                               $   (4,518,477)
                                                    ===============

4.       Administration Fees
         -------------------

         For the Plan year ended December 31, 2007, the Plan paid to the Trustee a quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan. The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

5.       Related Party Transactions
         --------------------------

         Prior to December 19, 2005, participants had the option of directing contributions to the Company's securities. The Company is the Plan sponsor as defined by the Plan document. While participants no longer

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007

         have the option of directing contributions to the Company's securities, participants can continue to hold such investments and the Plan held the following shares in the Company's securities from contributions prior to December 19, 2005:

                                                        At December 31, 2007          At December 31, 2006
                                                     ---------------------------   ---------------------------
                                                       Shares          Amount        Shares          Amount
                                                     -----------   -------------   ----------    -------------
         Public Storage Common Shares                   265,517    $  19,491,603     253,305     $  24,697,256
         Public Storage Equity Shares, Series A         155,641        3,891,015     147,221         3,867,503
         PS Business Parks Common Stock                   8,864          465,803      10,112           715,020
                                                     -----------   -------------   ----------    -------------
         Totals                                         430,022    $  23,848,421     410,638     $  29,279,779
                                                     ===========   =============   ==========    =============


         Ronald L. Havner Jr., the Vice-Chairman, Chief Executive Officer and President of Public Storage and Chairman of the Board of PS Business Parks, Inc., is a Plan participant and is a member of the Board of Directors of Union BanCal Corporation, which was the parent company of the Plan's previous trustee, Union Bank of California, at December 31, 2006.

         UBOC Stable Value B, is a money market fund offered by the Plan's previous trustee. At December 31, 2006, Plan participants' held
         $8,365,985, in this investment selection. During 2007, the Plan's investments in the UBOC Stable Value B Fund were liquidated and the proceeds were invested into the other remaining Plan investments. At December 31, 2007, the Plan had no investment in the UBOC Stable Value B Fund.

         Wells Fargo Stable Return Fund S and Wells Fargo Short Term Investment Fund G, are money market funds offered by the Plan's Trustee. At December 31, 2007, Plan participants held $9,153,640 and $512,625, respectively, in these investment selections. Wells Fargo S&P 500 Index Fund N, is an index fund offered by the Plan's Trustee that invests in equity securities of companies that comprise the S&P 500 Index. At December 31, 2007, Plan participants held $9,116,758 in this investment selection.

6.       Risks and Uncertainties
         -----------------------

         The Plan provides for investment in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

7.       Concentrations
         --------------

         Investments in the Company's securities comprised approximately of 28% and 38% of the Plan's total investments as of December 31, 2007 and 2006, respectively.

8.       Plan Amendments
         ---------------

         Effective January 1, 2007, the Plan was amended to incorporate the following change:

           o Participants may designate all or a portion of his or her elective contributions as "Roth Contributions", subject to certain limitations and other specific terms delineated in the Plan document.

9.       Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                         PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2007


                                                                    2007            2006
                                                                -------------   -------------
         Net assets available for benefits per the
           financial statements...............................  $ 87,183,684    $ 76,476,259

         Plus: Adjustment from fair value to contract value
           for fully benefit-responsive investment contracts..       (27,544)       (142,222)
                                                                -------------   -------------
         Net assets available for benefits per the Form 5500..  $ 87,156,140    $ 76,334,037
                                                                =============   =============


                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2007

                   Employer Identification Number: 95-3551121
                                Plan Number: 001

 (a)                 (b)                                               (c)                                (e)

                                                          Description of investment including
          Identity of issue, borrower, lessor, or           maturity date, rate of interest,             Current
                       similar party                        collateral, par or maturity date              Value
        -----------------------------------------    -------------------------------------------    ---------------
*       Wells Fargo                                  Wells Fargo Stable Return Fund S                 $ 9,153,640
*       Wells Fargo                                  Wells Fargo Short Term Investment Fund G             512,625
*       Wells Fargo                                  Wells Fargo S&P 500 Index Fund N                   9,116,758
        Dodge & Cox Funds                            Dodge & Cox International Stock Fund               2,825,435
        American Funds                               EuroPacific Growth Fund                              971,728
        American Funds                               The Growth Fund of America                         7,955,821
        Fidelity Investments                         Fidelity Contra Fund                                 656,321
        Fidelity Investments                         Fidelity Diversified International Fund            1,264,742
        Fidelity Investments                         Fidelity Low Price Stock Fund                        466,697
        Fidelity Investments                         Fidelity Mid-Cap Stock Fund Spartan                  882,373
        The Oakmark Funds                            Equity & Income I Fund                            12,952,359
        PIMCO Funds                                  PIMCO Total Return Institutional Fund              1,635,593
        Selected American Funds                      Selected American D Fund                           2,443,294
        T. Rowe Price                                T. Rowe Price Equity Income Fund                     701,574
        T. Rowe Price                                T. Rowe Price Real Estate Fund                       968,460
        The Vanguard Group Mutual Funds              Explorer Admiral Fund                              3,142,195
        The Vanguard Group Mutual Funds              Extended Market Index Admiral Fund                   461,899
        The Vanguard Group Mutual Funds              Short Term Federal Admiral Fund                    3,144,902
        The Vanguard Group Mutual Funds              Windsor II Admiral Fund                            2,486,562
*       Public Storage                               Company common shares                             19,491,603
*       Public Storage                               Company equity shares                              3,891,015
*       PS Business Parks, Inc.                      Company common stock                                 465,803
        Individually Directed Accounts               Various investment securities                        879,697
*       Participant loans                            Interest rates from 5.0% to 8.75%, due
                                                     through October 2015                                  49,890
                                                                                                    ---------------
        Total Investments                                                                             $86,520,986
                                                                                                    ===============


  *     Indicates a party-in-interest of the Plan.

        Note: As all Plan investments are participant directed, column (d) providing certain participant directed transaction cost information is not applicable and has been omitted.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50274) pertaining to the PS 401(k) Profit Sharing Plan of PS
Business Parks, Inc. of our report dated June 25, 2008, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.


                                                           /s/ Ernst & Young LLP



Los Angeles, California
June 25, 2008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          PS 401(k) PROFIT SHARING PLAN

Date: June 27, 2008

                                          By: /s/ Candace Krol
                                             -----------------
                                             Candace Krol
                                             Chairman, Administrative Committee